FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Act of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 28, 2012	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Act of Japan

For the Third Quarter of 143rd Business Term

(from October 1, 2011 to December 31, 2011)

Hitachi, Ltd.

Tokyo, Japan

Notes:

1.	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on February 13, 2012 pursuant to the Financial Instruments and Exchange Act of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.
2.	Unless the context indicates otherwise, the term “Company” refers to Hitachi, Ltd. and the term “Hitachi” refers to the Company and its consolidated subsidiaries.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Consolidated Financial Summary

	(Millions of yen, except per share amounts)
	Nine months ended December 31, 2010		Nine months ended December 31, 2011		Year ended March 31, 2011
Revenues	6,765,896 [2,263,445	]	6,837,676 [2,264,947	]	9,315,807
Income before income taxes	370,849		216,990		432,201
Net income attributable to Hitachi, Ltd.	220,140 [62,091	]	85,229 [34,280	]	238,869
Comprehensive income	236,932		67,482		228,459
Total Hitachi, Ltd. Stockholders’ equity	1,449,658		1,466,890		1,439,865
Total equity	2,450,131		2,465,622		2,441,389
Total assets	9,305,219		9,357,288		9,185,629
Net income attributable to Hitachi, Ltd. stockholders per share, Basic (yen)	48.75 [13.75	]	18.87 [7.59	]	52.89
Net income attributable to Hitachi, Ltd. stockholders per share, Diluted (yen)	45.52		17.64		49.38
Total Hitachi, Ltd. stockholders’ equity ratio (%)	15.6		15.7		15.7
Cash flows from operating activities	419,624		100,633		841,554
Cash flows from investing activities	(154,666)		(304,844)		(260,346)
Cash flows from financing activities	(259,208)		248,708		(584,176)
Cash and cash equivalents at end of period	556,694		561,850		554,810

Notes: 1.	The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.
2.	The figures of “Revenues,” “Net income attributable to Hitachi, Ltd.” and “Net income attributable to Hitachi, Ltd. stockholders per share, Basic” in square bracket are those in the three months ended December 31, 2010 and 2011, respectively.

2. Principal Businesses

There was no material change in principal businesses of Hitachi during the nine months ended December 31, 2011.

Changes of businesses in each segment and major consolidated subsidiaries during the nine months ended December 31, 2011 were as follows.

•

In Information & Telecommunication Systems segment, Hitachi Electronics Services Co., Ltd. merged with Hitachi Information Systems, Ltd. and changed its name to Hitachi Systems, Ltd. on October 1, 2011.

•	Effective from April 1, 2011, the batteries business was reclassified from the Components & Devices segment to the Automotive Systems segment.

•

Hitachi Maxell Energy, Ltd., a wholly owned subsidiary of the Company in the Automotive Systems segment, was established through a separation of its batteries business from Hitachi Maxell, Ltd. on April 1, 2011.

Business

1. Risk Factors

There was no new risk factor recognized during the nine months ended December 31, 2011.

Material changes in the risk factors stated in the annual report for the 142nd business term pursuant to the Financial Instruments and Exchange Act of Japan were as follows.

Changes in “We are subject to regulatory investigations, private litigation and governmental regulations that may result in substantial costs or otherwise harm our business.”

In July 2011, a subsidiary and an affiliated company of the Company in Japan received statements of objections from the European Commission in respect of alleged antitrust violations relating to high-voltage power cables. In July 2011, a subsidiary of the Company in Japan was investigated by the Fair Trade Commission of Japan, a subsidiary in the U.S. was investigated by and received a grand jury subpoena from the Antitrust Division of the U.S. Department of Justice, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Canada received requests for information from the Canadian Competition Bureau, all in respect of alleged antitrust violations relating to automotive equipment. In September 2011, a subsidiary of the Company in Korea received a notice of discontinuation of the investigation from the Competition Commission of Singapore in respect of alleged antitrust violations relating to optical disk drives. In November 2011, a subsidiary in Japan paid a fine in relation to the investigation from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to optical disk drives.

Changes in “We may be subject to product liability claims that could result in significant direct or indirect costs.”

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit against the Company in the Tokyo District Court. Chubu Electric Power sought compensation in the amount of ¥41.8 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station. The lawsuit was settled in October 2011, and the Company paid the settlement in November 2011.

Changes in “A substantial portion of our operations are conducted in Japan and earthquakes or other natural disasters or events may seriously disrupt them.”

In October 2011, the situation of floods in Thailand worsened. As a result, Hitachi suffered damages to certain of its plants and offices in Thailand. The operations of Hitachi’s suppliers and customers were also adversely affected by the floods. Hitachi’s operating activities, results of operations and financial condition may continue to be adversely affected by the effects of the flood damages.

2. Contracts

No material contracts were entered into during the three months ended December 31, 2011.

3. Financial Condition, Business Results and Cash Flows

(1) Outline of Business Results

Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the nine months ended December 31, 2010 reflect the new segmentation.

Business Results

During the nine months ended December 31, 2011, although the Chinese economy and other emerging nations’ economies continued to grow and the U.S. economy moderately recovered, the European economy was sluggish due to sovereign debt crisis in some countries.

The Japanese economy showed signs of recovery, though it experienced the power supply restrictions, disruptions to supply chains for parts and components and other factors caused by the Great East Japan Earthquake of March 11 and the appreciation of yen.

Under these conditions, total revenues in the nine months ended December 31, 2011 increased 1% compared with the nine months ended December 31, 2010, to ¥6,837.6 billion. This was attributable to higher revenues in the Others, Information & Telecommunication Systems, Automotive Systems and Construction Machinery segments, despite the effects of the Great East Japan Earthquake.

Cost of sales in the nine months ended December 31, 2011 increased 2% compared with the nine months ended December 31, 2010, to ¥5,131.5 billion, and the ratio of cost of sales to revenues accounted for 75% in the nine months ended December 31, 2011, compared with 74% in the nine months ended December 31, 2010.

Selling, general and administrative expenses in the nine months ended December 31, 2011 increased 2% compared with the nine months ended December 31, 2010, to ¥1,440.3 billion and their ratio to revenues was 21% in the nine months ended December 31, 2011, which was the same level as in the nine months ended December 31, 2010.

Restructuring charges in the nine months ended December 31, 2011 were ¥13.7 billion, a ¥10.5 billion increase compared with the nine months ended December 31, 2010 due to the early retirement programs implemented in certain subsidiaries.

Other income in the nine months ended December 31, 2011 was ¥23.3 billion, a ¥47.9 billion decrease compared with the nine months ended December 31, 2010 due primarily to absence of large net gains from the sale of securities such as the sale of a substantial portion of shares of IPS Alpha Technology, Ltd. recorded in the nine months ended December 31, 2010.

Other deductions in the nine months ended December 31, 2011 were ¥25.2 billion, a ¥5.6 billion increase compared with the nine months ended December 31, 2010 due primarily to recording net loss on securities owing to posting impairment losses for securities.

Equity in net loss of affiliated companies in the nine months ended December 31, 2011 increased ¥10.5 billion compared with the nine months ended December 31, 2010, to ¥14.3 billion, due mainly to recording losses at the Company’s equity-method affiliated company in the semiconductor industry.

As a result of the above, income before income taxes in the nine months ended December 31, 2011 decreased 41% compared with the nine months ended December 31, 2010, to ¥216.9 billion.

Income taxes amounted to ¥92.8 billion in the nine months ended December 31, 2011, an increase of ¥6.8 billion compared with the nine months ended December 31, 2010.

As a result of the above, net income in the nine months ended December 31, 2011 decreased 56% compared with the nine months ended December 31, 2010, to ¥124.1 billion.

Net income attributable to noncontrolling interests amounted to ¥38.9 billion in the nine months ended December 31, 2011, a decrease of ¥25.8 billion compared with the nine months ended December 31, 2010.

As a result of the above, net income attributable to Hitachi, Ltd. in the nine months ended December 31, 2011 decreased 61% compared with the nine months ended December 31, 2010, to ¥85.2 billion.

Business Results by Segment

The following is an overview of Hitachi’s results of operations by segment. Revenues for each segment include intersegment transactions.

(Information & Telecommunication Systems)

The segment recorded revenues of ¥1,204.6 billion, an increase of 4% compared with the nine months ended December 31, 2010, due mainly to increased revenues from services business and telecommunications equipment in the domestic market and increased revenues from software and services related to storage solutions in the overseas market.

Segment profit decreased 6% compared with the nine months ended December 31, 2010, to ¥49.9 billion, due mainly to decline in profitability of services business in the domestic market and increase in development costs of servers. This decrease was partially offset by increased earnings from telecommunications equipment due mainly to higher sales.

(Power Systems)

Revenues decreased 5% compared with the nine months ended December 31, 2010, to ¥538.8 billion due to lower sales of nuclear power generation systems in the aftermath of the Great East Japan Earthquake. This decrease was partially offset by higher sales of thermal power generation systems in the domestic market.

Segment profit decreased ¥29.9 billion, resulting in a loss of ¥11.2 billion, compared with the nine months ended December 31, 2010, due primarily to the impact of the Great East Japan Earthquake and a decline in profitability owing to additional costs related to coal-fired power systems in the overseas market.

(Social Infrastructure & Industrial Systems)

The segment recorded revenues of ¥773.0 billion, a decrease of 1% compared with the nine months ended December 31, 2010 due to lower sales of plant-related equipment and construction. This decrease was partially offset by increased sales of industrial equipment for the manufacturing industry.

Segment profit decreased 38% compared with the nine months ended December 31, 2010, to ¥14.1 billion, as a result of a decrease in earnings from elevators and escalators in the domestic market due mainly to the effects of the Great East Japan Earthquake and a decrease in the number of large-scale redevelopment projects as well as decline in profitability of plant-related equipment and construction due to lower sales.

(Electronic Systems & Equipment)

Revenues increased 1% compared with the nine months ended December 31, 2010, to ¥782.1 billion, due primarily to higher sales of Hitachi Medical Corporation resulting from consolidating Aloka Co., Ltd. (currently Hitachi Aloka Medical, Ltd.) in January 2011. This increase was partially offset by lower sales in the liquid crystal displays -related products, parts and components sales business at Hitachi High-Technologies Corporation.

Segment profit increased 26% compared with the nine months ended December 31, 2010, to ¥29.8 billion, reflecting higher earnings at Hitachi Koki Co., Ltd. due mainly to efforts to reduce costs and consolidation of Aloka by Hitachi Medical Corporation.

(Construction Machinery)

Revenues increased 5% compared with the nine months ended December 31, 2010, to ¥543.5 billion due mainly to increased sales of hydraulic excavators in the emerging markets, in particular the Asian markets, and in the U.S. market, mainly in the lease industries, as well as in the Japanese market owing to demand from post-quake reconstruction. This increase was partially offset by lower demand in China for hydraulic excavators and the impact of the yen’s appreciation.

Segment profit increased 26% compared with the nine months ended December 31, 2010, to ¥39.1 billion, due to higher sales of services and parts and components, centered on mining machinery, and due to cost reduction.

(High Functional Materials & Components)

Revenues in the nine months ended December 31, 2011 were ¥1,061.8 billion, which were the same level as in the nine months ended December 31, 2010. Although Hitachi Metals, Ltd. recorded higher sales due mainly to higher sales of automotive-related materials, sales at Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. declined due to lower demand for electronics-related products, such as semiconductor- and liquid crystal displays-related materials.

Segment profit decreased 23% compared with the nine months ended December 31, 2010, to ¥56.7 billion due to a decrease in profits at Hitachi Chemical and Hitachi Metals mainly because of the decline of demand for electronics-related products, increase in price of raw materials and the impact of the Great East Japan Earthquake. This decrease was partially offset by increased profit at Hitachi Cable due mainly to effects by business restructuring.

(Automotive Systems)

Revenues increased 6% compared with the nine months ended December 31, 2010, to ¥605.0 billion. This increase in revenues primarily due to increased demand for automotive equipment reflecting a recovery in automobile production in Japan and strong growth in sales of lithium-ion batteries for smartphones, despite the impact of a drop in automobile production in Japan after the Great East Japan Earthquake at the beginning of the nine months ended December 31, 2011.

Segment profit increased 121% compared with the nine months ended December 31, 2010, to ¥26.4 billion, due mainly to cost reduction and improved capacity utilization in line with the recovery in demand.

(Components & Devices)

Revenues were ¥564.6 billion, a decrease of 4% compared with the nine months ended December 31, 2010, due primarily to decrease in revenues from hard disc drives affected by the yen’s appreciation.

Segment profit decreased 42% compared with the nine months ended December 31, 2010, to ¥28.2 billion, due mainly to decline in profitability of the hard disc drives business owing to lower sales.

(Digital Media & Consumer Products)

Revenues decreased 12% compared with the nine months ended December 31, 2010, to ¥665.9 billion. This decline in revenues reflected lower sales of optical disk drive-related products owing to shortages of parts and components caused by the Great East Japan Earthquake and to the yen’s appreciation. Lower sales of flat-panel TVs due to decreased demand and lower sales prices also contributed to the decreased revenues. However, this decreased revenues were partially offset by higher sales of air-conditioning equipment mainly in Japan, spurred by demand for upgrading to energy-saving models.

Segment profit decreased 98% compared with the nine months ended December 31, 2010, to ¥0.4 billion, due primarily to decreased earnings from optical disk drive-related products and flat-panel TVs owing to lower sales.

(Financial Services)

Revenues decreased 4% compared with the nine months ended December 31, 2010, to ¥266.1 billion, due to lower revenues in the financial services business at Hitachi Capital Corporation in the aftermath of the Great East Japan Earthquake. This decrease was partially offset by higher revenues from the overseas business in particular from the Asian market at Hitachi Capital.

Segment profit increased 14% compared with the nine months ended December 31, 2010, to ¥20.4 billion, reflecting higher earnings at Hitachi Capital because of increased revenues from the overseas businesses and reduced financing and credit costs.

(Others)

Revenues were ¥698.5 billion, an increase of 24% compared with the nine months ended December 31, 2010 due to higher revenues at Hitachi Transport System, Ltd. owing to the effect of making Vantec Corporation a consolidated subsidiary in April 2011 and healthy growth in sales in third-party logistics solutions.

Segment profit increased 27% compared with the nine months ended December 31, 2010, to ¥27.7 billion.

Revenues by Market

Revenues in Japan in the nine months ended December 31, 2011 were ¥3,859.3 billion, an increase of 2% compared with the nine months ended December 31, 2010 due primarily to higher revenues in the Others segment reflecting higher revenues at Hitachi Transport System due mainly to the consolidation of Vantec. This effect was partially offset by decline in revenues in the Components & Devices segment.

Overseas revenues were ¥2,978.3 billion, which were the same level as in the nine months ended December 31, 2010. This result was attributable to higher revenues in the Electronic Systems & Equipment and Automotive Systems segments, partially offset by decline in revenues in the Digital Media & Consumer Products and Power Systems segments.

As a result, the ratio of overseas revenues to total revenues was 44%, which was the same level as in the nine months ended December 31, 2010.

(2) Summary of Financial Position, etc.

Liquidity and Capital Resources

During the nine months ended December 31, 2011, the Company had no major changes in the policies of maintaining liquidity and ensuring funds, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising.

Cash Flows

(Cash flows from operating activities)

Net income in the nine months ended December 31, 2011 decreased ¥160.7 billion compared with the nine months ended December 31, 2010, to ¥124.1 billion, due primarily to decreased operating income. A decrease in receivables of ¥153.4 billion in the nine months ended December 31, 2010 changed to an increase in receivables of ¥15.2 billion in the nine months ended December 31, 2011 attributable to influence of delay in shipment of products and customers’ acceptance inspection caused by the Great East Japan Earthquake. Increase in inventories in the nine months ended December 31, 2011 was ¥393.4 billion, a ¥76.1 billion increase compared with the nine months ended December 31, 2010 due to the effects by the Great East Japan Earthquake. As a result of the foregoing, operating activities provided net cash of ¥100.6 billion in the nine months ended December 31, 2011, a ¥318.9 billion decrease compared with the nine months ended December 31, 2010.

(Cash flows from investing activities)

A net sum of ¥239.9 billion in the nine months ended December 31, 2011 was recorded as investments mainly related to property, plant and equipment, where the collection of investments in leases, the proceeds from disposal of property, plant and equipment and the proceeds from disposal of tangible assets and software to be leased were subtracted from the amount of the capital expenditures, the purchase of intangible assets and the purchase of tangible assets and software to be leased. This net sum increased by ¥40.4 billion compared with the nine months ended December 31, 2010. Purchase of investments in securities and shares of newly consolidated subsidiaries in the nine months ended December 31, 2011 increased ¥33.4 billion compared with the nine months ended December 31, 2010, to ¥115.6 billion, due primarily to the purchase of shares of Vantec and the U.S. company operating network storage business. Proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation in the nine months ended December 31, 2011 decreased ¥110.2 billion compared with the nine months ended December 31, 2010, to ¥32.5 billion, due mainly to absence of large selling such as selling shares of IPS Alpha Technology in the nine months ended December 31, 2010. As a result of the foregoing, investing activities used net cash of ¥304.8 billion in the nine months ended December 31, 2011, an increase of ¥150.1 billion compared with the nine months ended December 31, 2010.

(Cash flows from financing activities)

Net increase in short-term debt was ¥484.4 billion, an increase of ¥306.2 billion compared with the nine months ended December 31, 2010, due primarily to the issuance of commercial paper in response to an increase in demands for working capital. A net sum of ¥186.2 billion in the nine months ended December 31, 2011 was recorded as payments related to long-term debt, where the payments on long-term debt were subtracted from the proceeds from long-term debt. This net outflow decreased by ¥204.4 billion compared with the nine months ended December 31, 2010. As a result of the foregoing, financing activities provided net cash of ¥248.7 billion in the nine months ended December 31, 2011, in contrast to the net cash of ¥259.2 billion used in financing activities in the nine months ended December 31, 2010.

As a result of the above items, in the nine months ended December 31, 2011, cash and cash equivalents increased ¥7.0 billion, to ¥561.8 billion as of December 31, 2011. Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of ¥204.2 billion in the nine months ended December 31, 2011, compared with an inflow of ¥264.9 billion in the nine months ended December 31, 2010.

Assets, Liabilities, and Stockholders’ Equity

Total assets as of December 31, 2011 were ¥9,357.2 billion, an increase of ¥171.6 billion from March 31, 2011. This was due mainly to an increase in inventories owing to seasonal reasons and influence of the Great East Japan Earthquake.

Total interest-bearing debt as of December 31, 2011, which is the sum of short-term debt, long-term debt and non-recourse borrowings of consolidated securitization entities, increased to ¥2,801.3 billion, a ¥279.7 billion increase from March 31, 2011. This was due mainly to an increase in short-term debt, mainly owing to the issuance of commercial paper in response to an increase in demands for working capital.

Noncontrolling interests as of December 31, 2011 decreased by ¥2.7 billion from March 31, 2011, to ¥998.7 billion.

Total Hitachi, Ltd. stockholders’ equity as of December 31, 2011 increased by ¥27.0 billion from March 31, 2011, to ¥1,466.8 billion. As a result, the ratio of stockholders’ equity to total assets was 15.7%, which was the same level as of March 31, 2011. The ratio of the interest-bearing debt to the total equity (the sum of total Hitachi, Ltd. stockholders’ equity and noncontrolling interests) increased to 1.14, compared with 1.03 as of March 31, 2011, due mainly to an increase in the short-term debt.

(3)Business Strategy

There was no material change in Hitachi’s business strategy during the nine months ended December 31, 2011.

4. Research and Development Expense (Consolidated basis)

(Billions of yen)
Segment	Nine months ended December 31, 2011
Information & Telecommunication Systems	61.8
Power Systems	11.5
Social Infrastructure & Industrial Systems	16.2
Electronic Systems & Equipment	34.2
Construction Machinery	11.9
High Functional Materials & Components	34.4
Automotive Systems	39.1
Components & Devices	50.9
Digital Media & Consumer Products	17.4
Financial Services	0.2
Others	1.5
Corporate	17.5

Total	297.0

Information on the Company

1. Capital as of December 31, 2011	409,131 million yen

2. Matters Concerning Shares

Authorized (Common Stock)	10,000,000,000 shares
Shares Issued (Common Stock)
Number of shares issued as of December 31, 2011:	4,520,157,581 shares	*
Number of shares issued as of February 13, 2012:	4,520,157,581 shares	**

*	Number of shares issued didn’t change during the three months ended December 31, 2011.
**	This number does not include number of shares issued due to exercise of stock acquisition rights pertaining to the bonds from February 1, 2012 to February 13, 2012.

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Total Number of Voting Rights Held by All the Shareholders

4,489,148 voting rights (as of September 30, 2011)

4. Change in Senior Management

Retirement of Director [Effective as of September 30, 2011]

Name	Position
Michiharu Nakamura	Director

Retirement of Executive Officer [Effective as of December 31, 2011]

Name	Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Yoshito Tsunoda	Senior Vice President and Executive Officer (Battery systems business)

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

December 31, 2011 and March 31, 2011

	Millions of yen
Assets	December 31, 2011	March 31, 2011
Current assets:
Cash and cash equivalents (note 5)	561,850	554,810
Short-term investments (note 3)	11,328	16,598

Trade receivables, net of allowance for doubtful receivables of ¥31,947 million as of December 31, 2011 and ¥36,763 million as of March 31, 2011:
Notes (notes 5, 13 and 21)	120,402	100,694
Accounts (notes 5 and 21)	1,976,822	1,990,225
Investments in leases (notes 5 and 21)	221,210	228,346
Current portion of financial assets transferred to consolidated securitization entities (notes 5 and 21)	95,972	183,559
Inventories (note 4)	1,672,430	1,341,768
Prepaid expenses and other current assets (notes 5 and 7)	484,401	484,029

Total current assets	5,144,415	4,900,029

Investments and advances, including affiliated companies (notes 3 and 5)	557,951	614,145
Property, plant and equipment:
Land	481,346	471,155
Buildings	1,931,564	1,909,825
Machinery and equipment	5,523,212	5,528,889
Construction in progress	95,701	53,558

	8,031,823	7,963,427
Less accumulated depreciation	5,886,347	5,852,157

Net property, plant and equipment	2,145,476	2,111,270

Intangible assets (note 6):
Goodwill	232,907	171,500
Other intangible assets	364,123	356,518

Total intangible assets	597,030	528,018

Financial assets transferred to consolidated securitization entities (notes 5 and 21)	228,306	304,160
Other assets (notes 5, 7 and 21)	684,110	728,007

Total assets	9,357,288	9,185,629

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Equity	December 31, 2011	March 31, 2011
Current liabilities:
Short-term debt	945,545	472,588
Current portion of long-term debt	304,760	338,218
Current portion of non-recourse borrowings of consolidated securitization entities (note 5)	116,652	190,868

Trade payables:
Notes	22,906	20,430
Accounts	1,282,341	1,236,758
Accrued expenses (note 13)	828,790	933,918
Income taxes	30,292	73,514
Advances received	364,558	395,605
Other current liabilities (note 7)	484,650	426,925

Total current liabilities	4,380,494	4,088,824

Long-term debt	1,284,691	1,300,311
Non-recourse borrowings of consolidated securitization entities (note 5)	149,691	219,566
Retirement and severance benefits	844,620	891,815
Other liabilities (note 7)	232,170	243,724

Total liabilities	6,891,666	6,744,240

Commitments and contingencies (note 13)

Equity (note 12):
Common stock (note 9)	409,131	409,129
Capital surplus	601,779	603,133
Legal reserve and retained earnings (note 11)	980,160	922,036
Accumulated other comprehensive loss	(522,756)	(493,062)
Treasury stock, at cost (note 10)	(1,424)	(1,371)

Total Hitachi, Ltd. stockholders’ equity	1,466,890	1,439,865

Noncontrolling interests (note 12)	998,732	1,001,524

Total equity	2,465,622	2,441,389

Total liabilities and equity	9,357,288	9,185,629

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Nine months ended December 31, 2011 and 2010

	Millions of yen
	2011	2010
Revenues	6,837,676	6,765,896

Cost of sales	(5,131,555)	(5,009,909)
Selling, general and administrative expenses	(1,440,392)	(1,418,099)

Impairment losses for long-lived assets (note 14)	(12,222)	(5,940)
Restructuring charges (note 15)	(13,728)	(3,206)
Interest income	9,657	9,404
Dividends income	4,614	3,796
Other income (note 16)	23,372	71,277
Interest charges	(20,793)	(18,875)
Other deductions (note 16)	(25,254)	(19,613)
Equity in net loss of affiliated companies	(14,385)	(3,882)

Income before income taxes	216,990	370,849

Income taxes (note 7)	(92,851)	(85,999)

Net income	124,139	284,850

Less net income attributable to noncontrolling interests	38,910	64,710

Net income attributable to Hitachi, Ltd.	85,229	220,140

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share (note 17):
Basic	18.87	48.75
Diluted	17.64	45.52

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended December 31, 2011 and 2010

	Millions of yen
	2011	2010
Revenues	2,264,947	2,263,445

Cost of sales	(1,696,127)	(1,676,078)
Selling, general and administrative expenses	(473,705)	(467,527)

Impairment losses for long-lived assets (note 14)	(6,047)	(71)
Restructuring charges (note 15)	(12,558)	(1,659)
Interest income	2,375	3,068
Dividends income	622	1,039
Other income (note 16)	20,076	—
Interest charges	(6,785)	(6,448)
Other deductions (note 16)	(9,086)	(10,228)
Equity in net earnings of affiliated companies	268	1,500

Income before income taxes	83,980	107,041

Income taxes (note 7)	(37,564)	(26,628)

Net income	46,416	80,413

Less net income attributable to noncontrolling interests	12,136	18,322

Net income attributable to Hitachi, Ltd.	34,280	62,091

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share (note 17):
Basic	7.59	13.75
Diluted	7.10	12.84

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Nine months ended December 31, 2011 and 2010

	Millions of yen
	2011	2010
Cash flows from operating activities:
Net income	124,139	284,850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	262,387	282,611
Amortization	85,652	85,614
Impairment losses for long-lived assets	12,222	5,940
Deferred income taxes	(6,511)	548
Equity in net loss of affiliated companies	14,385	3,882
Gain on sale of investments in securities and other	(2,510)	(72,499)
Impairment of investments in securities	13,569	2,905
Gain on disposal of rental assets and other property	(22,743)	(997)
(Increase) decrease in receivables	(15,228)	153,487
Increase in inventories	(393,435)	(317,302)
(Increase) decrease in prepaid expenses and other current assets	(5,281)	31,904
Increase in payables	79,757	54,221
Decrease in accrued expenses and retirement and severance benefits	(108,090)	(90,772)
Decrease in accrued income taxes	(709)	(34,541)
Increase (decrease) in other current liabilities	26,635	(20,603)
Net change in lease receivables related to the Company’s and its subsidiaries’ products	26,232	20,040
Other	10,162	30,336

Net cash provided by operating activities	100,633	419,624

Cash flows from investing activities:
Capital expenditures	(223,827)	(178,929)
Purchase of intangible assets	(72,094)	(66,908)
Purchase of tangible assets and software to be leased	(196,998)	(206,626)
Proceeds from disposal of property, plant and equipment	39,774	17,997
Proceeds from disposal of tangible assets and software to be leased	14,070	13,710
Collection of investments in leases	199,132	221,219
Purchase of investments in securities and shares of newly consolidated subsidiaries	(115,671)	(82,265)
Proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation	32,573	142,827
Refund of deposit received for sale of investment in affiliated company	—	(43,550)
Other	18,197	27,859

Net cash used in investing activities	(304,844)	(154,666)

Cash flows from financing activities:
Increase in short-term debt, net	484,498	178,289
Proceeds from long-term debt	288,137	159,250
Payments on long-term debt	(474,380)	(549,954)
Proceeds from sale of common stock by subsidiaries	409	300
Dividends paid to Hitachi, Ltd. stockholders	(27,093)	(22,625)
Dividends paid to noncontrolling interests	(21,026)	(18,192)
Acquisition of common stock for treasury	(86)	(146)
Proceeds from sales of treasury stock	27	43
Purchase of shares of consolidated subsidiaries from noncontrolling interest holders	(1,492)	(2,300)
Proceeds from sale of shares of consolidated subsidiaries from noncontolling interest holders	4	225
Other	(290)	(4,098)

Net cash provided by (used in) financing activities	248,708	(259,208)

Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 (note 5)	—	12,030
Effect of exchange rate changes on cash and cash equivalents	(37,457)	(38,670)

Net increase (decrease) in cash and cash equivalents	7,040	(20,890)
Cash and cash equivalents at beginning of period	554,810	577,584

Cash and cash equivalents at end of period	561,850	556,694

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, power systems, social infrastructure and industrial systems, electronic systems and equipment, construction machinery, high functional materials and components, automotive systems, components and devices, digital media and consumer products, financial services, and others including logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared to reflect the adjustments which are necessary to conform to accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. The definition of a VIE is included in Accounting Standards Codification (ASC) 810, “Consolidation.” This guidance addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from December 31 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to December 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

(c)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including non-taxable transactions, tax credits and valuation allowances, to income before income taxes in accordance with the provisions for interim reporting included in ASC 740, “Income Taxes.” The effect of a change in judgment about the realization of deferred tax assets is recognized in the interim period in which the change occurs.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(d)	Accounting Changes

The Company adopted the provisions of ASC 860, “Transfers and Servicing” amended by Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. These provisions remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to qualifying special-purpose entities. These provisions modify the financial-components approach used to account for transfers of financial assets, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. The provisions also require enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement.

The Company adopted the provisions of ASC 810, “Consolidation” amended by ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. These provisions establish how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions also require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity.

The effect of the adoption of the provisions amended by ASU 2009-16 and ASU 2009-17 is presented in note 5.

The Company adopted the provisions of ASC 605-25, “Revenue Recognition – Multiple Element Arrangements,” amended by Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements.” on April 1, 2011. The provisions supersede certain provisions regarding multiple element arrangements in ASC 605-25. The provisions require an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative selling price method) following an established selling price hierarchy for determining the selling price of a deliverable, and eliminating the use of the residual method for multiple element arrangements subject to ASC 605-25. The provisions require both ongoing disclosures regarding an entity’s multiple-deliverable revenue arrangements as well as certain transitional disclosures during periods after adoption. Entities may elect to adopt the provisions through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented.

The Company adopted the provisions of ASC 985, “Software,” amended by ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” on April 1, 2011. The provisions affect how entities account for revenue arrangements that contain both tangible products and software elements. Previously, arrangements containing both tangible products and software were accounted for based on the provisions regarding revenue recognition included in ASC 985, “Software,” if the software is considered more than incidental to the product or service. The provisions change revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product’s essential functionality by eliminating them from the scope of ASC 985. An entity must select the same transition method and same period for the adoption for both this guidance and the revisions to the multiple-deliverable revenue arrangements guidance required by ASU 2009-13.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

For revenue arrangements entered into or materially modified after April 1, 2011, the Company recognizes revenue based on the new provisions. Most of the Company’s multiple element arrangements comprise a deliverable such as information technology system products, machinery and equipment, installation of software, service including maintenance and others. The Company had recognized revenue for each element when vender specific objective evidence (VSOE) or third-party evidence (TPE) was established. If VSOE or TPE of any undelivered item was not established, revenue from the entire arrangements was deferred until the delivery of the last element. Under the new provisions, for non-software elements such as machinery or equipment, if VSOE or TPE is not established, arrangement consideration is allocated to each separate element based on the best estimate of the selling price and the Company recognizes revenue for each separate element. The effect of the adoption of these provisions is not material to our financial statements.

The accounting policy that the Company applies is as follows.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Company offers multiple solutions to meet its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If both conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative selling price method. Under the relative selling price method, VSOE should be used if it exists. However, when VSOE does not exist, TPE should be used. If neither VSOE nor TPE exists for all elements in a multiple element arrangement, the arrangement consideration is allocated to the separate units of accounting based on the best estimate of selling price. The Company determines the best estimate of selling price for multiple elements by considering various factors including, but not limited to, overall market conditions, including geographic or regional specific market factors, competitor prices for similar items, profit objective and pricing practices.

In multiple element arrangements that include software that is more than incidental to the products or services as a whole and does not function together to deliver the tangible product’s essential functionality, the Company allocates revenue for each element based on its relative fair value, as evidenced by VSOE. When VSOE of the delivered elements are unable to be established, the Company uses the residual method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Product Sales:

Revenue from sales of products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company’s policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. When the final payment is subject to customer acceptance, a portion of revenue for the amount of the final payment is deferred until an enforceable claim has become effective. Product warranties are offered on the Company’s and certain subsidiaries’ products and a warranty accrual is established when sales are recognized based on estimated future costs of repair and replacement principally using historical experience of warranty claims. Revenue from separately priced extended warranty and product maintenance contracts is deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis.

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue in the consolidated statements of operations. In addition, it is the Company’s policy to accrue reasonably and reliably estimated price adjustments at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon delivery, installation or acceptance by the customer include information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies in the period in which they become known pursuant to specific contract terms and conditions and are estimable. When reasonably dependable estimates of contract revenues and costs and the extent of progress toward completion do not exist, the completed-contract method of accounting is applied. A contract is complete when either acceptance by the customer is given or compliance with performance specifications is achieved, whichever is appropriate under the relevant contractual terms.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The Company recognizes software revenue in accordance with the provisions of ASC 985, “Software.” Revenue from software consists primarily of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed or determinable and collectibility is reasonably assured. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized using the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time-based service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. If historical data shows that the accrual of service cost is not fixed and the service is rendered in proportion to the accrual of the cost for the service, revenue is recognized based on the pattern of the cost accrual. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of December 31, 2011 and March 31, 2011 are as follows:

	Millions of yen
	December 31, 2011	March 31, 2011
Investments in securities:
Available-for-sale securities
Government debt securities	4,356	2,907
Corporate debt securities	6,748	11,041
Other securities	184	2,610
Held-to-maturity securities	40	40

	11,328	16,598

Investments and advances, including affiliated companies as of December 31, 2011 and March 31, 2011 are as follows:

	Millions of yen
	December 31, 2011	March 31, 2011
Investments in securities:
Available-for-sale securities
Equity securities	119,837	145,816
Government debt securities	332	325
Corporate debt securities	20,107	27,039
Other securities	6,552	6,697
Held-to-maturity securities	351	355
Cost-method investments	45,666	48,144
Investments in affiliated companies	287,186	316,443
Advances and other	77,920	69,326

	557,951	614,145

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following tables are summaries of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheet classifications as of December 31, 2011 and March 31, 2011.

	Millions of yen
	December 31, 2011
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	4,356	—	—	4,356
Corporate debt securities	6,313	476	41	6,748
Other securities	182	2	—	184

	10,851	478	41	11,288

Investments and advances:
Equity securities	80,026	43,047	3,236	119,837
Government debt securities	314	18	—	332
Corporate debt securities	19,442	1,086	421	20,107
Other securities	6,640	37	125	6,552

	106,422	44,188	3,782	146,828

	117,273	44,666	3,823	158,116

	Millions of yen
	March 31, 2011
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	2,907	—	—	2,907
Corporate debt securities	10,798	252	9	11,041
Other securities	2,608	2	—	2,610

	16,313	254	9	16,558

Investments and advances:
Equity securities	84,856	63,390	2,430	145,816
Government debt securities	311	14	—	325
Corporate debt securities	25,818	1,640	419	27,039
Other securities	6,684	99	86	6,697

	117,669	65,143	2,935	179,877

	133,982	65,397	2,944	196,435

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following tables are summaries of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2011 and March 31, 2011.

	Millions of yen
	December 31, 2011
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	1,982	22	2,079	19

Investments and advances:
Equity securities	13,982	1,780	4,879	1,456
Corporate debt securities	7,150	370	3,049	51
Other securities	219	8	237	117

	21,351	2,158	8,165	1,624

	23,333	2,180	10,244	1,643

	Millions of yen
	March 31, 2011
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	5,691	9	—	—

Investments and advances:
Equity securities	9,378	1,183	4,381	1,247
Corporate debt securities	8,355	306	4,933	113
Other securities	100	40	215	46

	17,833	1,529	9,529	1,406

	23,524	1,538	9,529	1,406

Equity securities consist primarily of stocks issued by Japanese listed companies. Government debt securities consist primarily of Japan treasury bonds. Corporate debt securities consist primarily of structured bonds. Other securities consist primarily of investment funds.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following table represents the purchases, proceeds from the sale, gross realized gains on the sale, and gross realized losses on the sale of available-for-sale securities for the nine months ended December 31, 2011 and 2010.

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Purchases	16,174	25,821
Proceeds from the sale	1,091	11,375
Gross realized gains on the sale	401	3,231
Gross realized losses on the sale	185	384

The following table represents the purchases, proceeds from the sale, gross realized gains on the sale, and gross realized losses on the sale of available-for-sale securities for the three months ended December 31, 2011 and 2010.

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Purchases	1,500	1,393
Proceeds from the sale	124	1,563
Gross realized gains on the sale	12	614
Gross realized losses on the sale	185	—

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of December 31, 2011 are as follows:

	Millions of yen
	Held-to-Maturity	Available-for-sale	Total
Due within five years	351	10,425	10,776
Due after five years through ten years	—	4,194	4,194
Due after ten years	—	12,372	12,372

	351	26,991	27,342

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of December 31, 2011 and March 31, 2011 were ¥45,552 million and ¥43,797 million, respectively, mainly because it was not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(4)	Inventories

Inventories as of December 31, 2011 and March 31, 2011 are summarized as follows:

	Millions of yen
	December 31, 2011	March 31, 2011
Finished goods	596,421	533,724
Work in process	780,603	566,127
Raw materials	295,406	241,917

	1,672,430	1,341,768

(5)	Securitizations

The Company and certain subsidiaries securitize certain financial assets, such as lease, trade and mortgage loans receivable, and arrange other forms of asset-backed financing for the purpose of providing diversified and stable fund raising as part of their ongoing securitization activities. Historically, they have used Hitachi-supported and third-party Special Purpose Entities (SPEs) to execute securitization transactions funded with commercial paper and other borrowings. These securitization transactions are similar to those used by many financial institutions.

Investors in these entities only have recourse to the assets owned by the entity and not to their general credit, unless noted below. The Company and certain subsidiaries do not provide non-contractual support to SPEs and do not have implicit support arrangements with any SPEs. The majority of their involvement with SPEs related to the securitization activities are assisting in the formation and financing of an entity, providing limited credit enhancements, servicing the assets and receiving fees for services provided.

A portion of these lease, trade and mortgage loans receivable is transferred to SPEs sponsored by financial institutions, which operate those SPEs as a part of their businesses. Accordingly, the amount of assets transferred by the Company and its subsidiaries is considerably small compared to the total assets of the SPEs sponsored by these financial institutions that purchase a large amount of assets from entities other than the Company and its subsidiaries. In certain transactions, investors have recourse with a scope that is considerably limited.

The transferred assets have similar risks and characteristics to the Company’s and certain subsidiaries’ receivables recorded on the consolidated balance sheets. Accordingly, the performance, such as collections or expected credit loss, of these transferred assets has been similar to the receivables recorded on the consolidated balance sheets for the Company and certain subsidiaries; however, the blended performance of the pools of transferred assets reflects the eligibility screening requirements that the Company and certain subsidiaries apply to determine which receivables are selected for transfer. Therefore, the blended performance may differ from receivables recorded on the consolidated balance sheets.

Most of the transactions transferring lease and mortgage loans receivable utilized securitization trusts prior to April 1, 2010. In those transactions, certain subsidiaries initially transferred the receivables to trusts that had satisfied the conditions of Qualifying SPEs (QSPEs), and received the beneficial interests in trusts originated from the transferred assets. Subsequently, the subsidiaries transferred the interests to and received cash as consideration from SPEs that were not former QSPEs, as a part of securitization arrangements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

In accordance with the new consolidation provisions effective April 1, 2010, the Company and certain subsidiaries are deemed to have a controlling financial interest and are the primary beneficiary of an SPE if it has both the power to direct the activities of the SPE that most significantly impact the SPE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPE. As a result of adoption of these provisions, the Company consolidated former QSPEs that were unconsolidated prior to April 1, 2010 using the carrying amounts of the SPEs’ assets and liabilities as of April 1, 2010.

The incremental impact of adoption of these provisions on the Company’s consolidated balance sheet as of April 1, 2010 is set forth in the following table. A net reduction of total equity of ¥17,919 million was principally relating to the reversal of previously recognized gains on sales of financial assets as a cumulative effect adjustment.

Millions of yen
Net increase (decrease)
Cash and cash equivalents	12,030
Current portion of financial assets transferred to consolidated securitization entities	339,875
Prepaid expenses and other current assets	(33,283)
Investments and advances, including affiliated companies	(117,370)
Financial assets transferred to consolidated securitization entities	457,104
Other assets	12,202

Total assets	670,558

Current portion of long-term debt	(4,898)
Current portion of non-recourse borrowings of consolidated securitization entities	347,367
Other current liabilities	(55,163)
Long-term debt	(2,081)
Non-recourse borrowings of consolidated securitization entities	403,252

Total liabilities	688,477

Legal reserve and retained earnings	(7,732)
Accumulated other comprehensive loss	(2,977)
Noncontrolling interests	(7,210)

Total equity	(17,919)

Consolidated SPEs

The Company consolidated SPEs mainly because the Company has both the power to direct the activities of the SPEs that most significantly impact the SPEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPEs. The consolidated SPEs are mainly trusts for the securitizations of lease receivables and mortgage loans receivable.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The tables below summarize the assets and liabilities of the consolidated SPEs as of December 31, 2011 and March 31, 2011 by type of transferred financial assets that those SPEs hold:

	Millions of yen
	December 31, 2011
	Lease receivables	Mortgage loans receivable	Others	Total
Cash and cash equivalents	4,560	2,725	1,160	8,445
Current portion of financial assets transferred to consolidated securitization entities	76,856	10,626	8,490	95,972
Financial assets transferred to consolidated securitization entities	66,495	159,207	2,604	228,306

Current portion of non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	48,421	—	—	48,421
Beneficial interests in trusts	41,013	18,794	8,424	68,231

	89,434	18,794	8,424	116,652

Non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	13,167	—	—	13,167
Beneficial interests in trusts	7,629	127,278	1,617	136,524

	20,796	127,278	1,617	149,691

	Millions of yen
	March 31, 2011
	Lease receivables	Mortgage loans receivable	Others	Total
Cash and cash equivalents	4,091	3,263	1,059	8,413
Current portion of financial assets transferred to consolidated securitization entities	109,589	11,236	62,734	183,559
Financial assets transferred to consolidated securitization entities	123,970	175,506	4,684	304,160

Current portion of non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	75,539	—	16,512	92,051
Beneficial interests in trusts	55,396	34,178	9,243	98,817

	130,935	34,178	25,755	190,868

Non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	51,359	—	—	51,359
Beneficial interests in trusts	34,053	131,196	2,958	168,207

	85,412	131,196	2,958	219,566

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The assets and liabilities of the consolidated SPEs on the table above exclude intercompany balances that are eliminated in consolidation. Substantially, all of the assets of the consolidated SPEs can only be used to settle obligations of those SPEs.

Transfers to unconsolidated entities

The following information is related to financial assets transferred to unconsolidated entities and accounted for as sales. Those financial assets are transferred mainly to SPEs sponsored by financial institutions.

Securitizations of lease receivables:

Hitachi Capital Corporation and certain other subsidiaries sold lease receivables to unconsolidated SPEs and other entities. Net gains recognized on the sale of these lease receivables for the nine months ended December 31, 2011 and 2010 were ¥5,222 million and ¥6,096 million, respectively. Net gains recognized on the sale of these lease receivables for the three months ended December 31, 2011 and 2010 were ¥1,332 million and ¥2,170 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

The table below summarizes cash flows received from and paid to the SPEs and other entities during the nine months ended December 31, 2011 and 2010:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Proceeds from transfer of lease receivables	85,191	86,545

The table below summarizes cash flows received from and paid to the SPEs and other entities during the three months ended December 31, 2011 and 2010:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Proceeds from transfer of lease receivables	28,024	27,530

The amounts of initial fair value of subordinated interests for the nine months ended December 31, 2011 and 2010 were ¥13,153 million and ¥14,402 million, respectively. The amounts of initial fair value of subordinated interests for the three months ended December 31, 2011 and 2010 were ¥4,706 million and ¥5,394 million, respectively. The subordinated interests relating to securitizations of lease receivables are initially classified as Level 3 assets within the fair value hierarchy. The initial fair value of the subordinated interests is determined based on economic assumptions including weighted-average life, expected credit risks, and discount rates.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the nine months ended December 31, 2011 and as of and for the year ended March 31, 2011 is as follows:

	Millions of yen
	December 31, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	933,615	992	314
Assets transferred	(203,934)

Assets held in portfolio	729,681

	Millions of yen
	March 31, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,025,462	140	1,128
Assets transferred	(158,461)

Assets held in portfolio	867,001

As of December 31, 2011 and March 31, 2011, the amounts of the maximum exposure to loss were ¥53,810 million and ¥32,194 million, respectively. It mainly consists of the subordinated interests and the obligations to purchase assets with a scope that is considerably limited relating to these securitizations of lease receivables. As of December 31, 2011 and March 31, 2011, the amounts of the subordinated interests measured at fair value relating to these securitizations of lease receivables were ¥31,546 million and ¥18,941 million, respectively.

Securitizations of trade receivables excluding mortgage loans receivable:

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to unconsolidated SPEs and other entities. During the nine months ended December 31, 2011 and 2010, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥427,138 million and ¥313,584 million, respectively, and net losses recognized on those transfers were ¥53 million and ¥284 million, respectively. During the three months ended December 31, 2011 and 2010, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥157,412 million and ¥124,037 million, respectively, and net gains and losses recognized on those transfers were a net gain of ¥39 million and a net loss of ¥118 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Quantitative information about delinquencies, net credit losses, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the nine months ended December 31, 2011 and as of and for the year ended March 31, 2011 is as follows:

	Millions of yen
	December 31, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	872,640	2,401	434
Assets transferred	(221,855)

Assets held in portfolio	650,785

	Millions of yen
	March 31, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	733,090	2,698	1,025
Assets transferred	(232,374)

Assets held in portfolio	500,716

As of December 31, 2011 and March 31, 2011, the amounts of the maximum exposure to loss were ¥42,839 million and ¥36,067 million, respectively. It mainly consists of the subordinated interests and obligations to purchase assets with a scope that is considerably limited relating to these securitizations of trade receivables excluding mortgage loans receivable. As of December 31, 2011 and March 31, 2011, the amounts of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable were ¥20,093 million and ¥16,337 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(6)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of December 31, 2011 and March 31, 2011 are as follows:

	Millions of yen
	December 31, 2011			March 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	232,907	—	232,907	171,500	—	171,500

Amortized intangible assets:
Software	755,942	624,828	131,114	727,016	612,361	114,655
Software for internal use	529,053	406,688	122,365	512,515	377,550	134,965
Patents	99,829	87,537	12,292	100,080	84,459	15,621
Other	193,990	112,296	81,694	181,362	106,422	74,940

	1,578,814	1,231,349	347,465	1,520,973	1,180,792	340,181

Indefinite-lived intangible assets	16,658	—	16,658	16,337	—	16,337

(7)	Income Taxes

On December 2, 2011, amendments to corporation tax law and the special taxation measures law for Great East Japan Earthquake disaster reconstruction were enacted in Japan, resulting in the lower corporate tax rates. Those changes become effective on April 1, 2012. As a result, the aggregated statutory income tax rate for domestic companies will be approximately 37.9% for the period between April 1, 2012 through March 31, 2015 and approximately 35.5% for the years beginning on or after April 1, 2015. The effect of those changes on the Company’s deferred tax balances amounted to ¥5,709 million in income from continuing operations for the three months ended December 31, 2011.

(8)	Retirement and Severance Benefits

Net periodic benefit cost for the contributory funded benefit pension plans and the unfunded lump-sum payment plans for the nine months ended December 31, 2011 and 2010 consists of the following components:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Service cost	54,244	53,445
Interest cost	38,684	39,863
Expected return on plan assets for the period	(25,882)	(25,189)
Amortization of prior service benefit	(17,267)	(17,692)
Recognized actuarial loss	66,329	66,240
Transfer to defined contribution pension plan	(328)	(121)
Settlements loss	395	—
Employees’ contributions	(107)	(100)

	116,068	116,446

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Net periodic benefit cost for the contributory funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended December 31, 2011 and 2010 consists of the following components:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Service cost	18,110	17,571
Interest cost	12,812	13,248
Expected return on plan assets for the period	(8,678)	(8,405)
Amortization of prior service benefit	(5,683)	(5,794)
Recognized actuarial loss	22,408	22,150
Transfer to defined contribution pension plan	186	—
Employees’ contributions	(34)	(20)

	39,121	38,750

(9)	Common Stock

Issued shares of common stock as of December 31, 2011 and March 31, 2011 are as follows:

	Issued shares
	December 31, 2011	March 31, 2011
Issued shares of common stock	4,520,157,581	4,520,144,964

(10)	Treasury Stock

Shares of treasury stock as of December 31, 2011 and March 31, 2011 are as follows:

	Shares
	December 31, 2011	March 31, 2011
Shares of treasury stock	2,680,573	2,544,077

(11)	Dividends

Decision	Class of Shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Record date	Effective Date
The Board of Directors on May 11, 2011	Common stock	13,553	Retained earnings	3.0	March 31, 2011	May 31, 2011

The Board of Directors on November 1, 2011	Common stock	13,553	Retained earnings	3.0	September 30, 2011	November 29, 2011

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(12)	Equity

The changes in the equity for the nine months ended December 31, 2011 and 2010 are summarized as follows:

	Millions of yen
	Nine months ended December 31, 2011
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,439,865	1,001,524	2,441,389
Dividends to Hitachi, Ltd. stockholders	(27,105)	—	(27,105)
Dividends to noncontrolling interests	—	(19,255)	(19,255)
Equity transactions and other	(1,446)	4,557	3,111
Comprehensive income
Net income	85,229	38,910	124,139
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(56,098)	(27,260)	(83,358)
Pension liability adjustments	38,382	2,334	40,716
Net unrealized holding gain on available-for-sale securities	(12,029)	(2,341)	(14,370)
Cash flow hedges	92	263	355

Comprehensive income	55,576	11,906	67,482

Balance at end of period	1,466,890	998,732	2,465,622

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

	Millions of yen
	Nine months ended December 31, 2010
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,284,658	983,187	2,267,845
Effect on retained earnings due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(7,732)	(5,225)	(12,957)
Effect on accumulated other comprehensive loss due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(2,977)	(1,985)	(4,962)
Dividends to Hitachi, Ltd. stockholders	(22,580)	—	(22,580)
Dividends to noncontrolling interests	—	(17,337)	(17,337)
Equity transactions and other	7,079	(3,889)	3,190
Comprehensive income
Net income	220,140	64,710	284,850
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(69,111)	(24,464)	(93,575)
Pension liability adjustments	44,478	3,594	48,072
Net unrealized holding gain on available-for-sale securities	(5,812)	482	(5,330)
Cash flow hedges	1,515	1,400	2,915

Comprehensive income	191,210	45,722	236,932

Balance at end of period	1,449,658	1,000,473	2,450,131

For the three months ended December 31, 2011, total comprehensive income was ¥39,953 million, and for the three months ended December 31, 2010, total comprehensive income was ¥73,379 million.

Accumulated other comprehensive loss, net of income taxes, as of December 31, 2011 and March 31, 2011 consists of the following:

	Millions of yen
	December 31, 2011	March 31, 2011
Foreign currency translation adjustments	(308,363)	(252,206)
Pension liability adjustments	(218,170)	(256,566)
Net unrealized holding gain on available-for-sale securities	4,880	16,905
Cash flow hedges	(1,103)	(1,195)

Accumulated other comprehensive loss	(522,756)	(493,062)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(13)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥45,752 million as of December 31, 2011.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of December 31, 2011, the undiscounted maximum potential future payments under such guarantees amounted to ¥336,996 million. For providing these guarantees, the subsidiaries obtain collateral appropriate for the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥12,527 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to their credit card holders in accordance with the terms of the credit card business customer service contracts. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of December 31, 2011 is as follows:

Millions of yen
Total commitment available	10,975
Less amount utilized	760

Balance available	10,215

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of December 31, 2011 amounted to ¥509,681 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of December 31, 2011 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three years and two months term ends in May 2013, with financing companies. The unused availability under this agreement as of December 31, 2011 amounted to ¥200,000 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of December 31, 2011 and March 31, 2011, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen
	December 31, 2011	March 31, 2011
Notes discounted	3,220	3,593

Notes endorsed	3,596	1,851

	6,816	5,444

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of December 31, 2011, the amount of transfer of export receivables with recourse was ¥7,872 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the nine months ended December 31, 2011 and 2010 are summarized as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Balance at beginning of period	55,329	56,957
Expense recognized upon issuance of warranties	9,075	23,051
Usage	(13,819)	(14,175)
Other, including effect of foreign currency translation	(2,352)	(3,337)

Balance at end of period	48,233	62,496

The changes in accrued product warranty costs for the three months ended December 31, 2011 and 2010 are summarized as follows:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Balance at beginning of period	51,140	54,156
Expense recognized upon issuance of warranties	2,520	13,991
Usage	(4,360)	(4,384)
Other, including effect of foreign currency translation	(1,067)	(1,267)

Balance at end of period	48,233	62,496

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The Company accrued a provision for the repair costs.

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit against the Company. Chubu Electric Power Co., Inc. sought compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Hamaoka Nuclear Power Station No.5. The lawsuit was settled in October 2011, and the Company paid the settlement in November 2011. The Company recognized a loss relating to such settlement for the nine months ended December 31, 2011. However, such loss has no material effect on the Company’s results of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

In May 2009, Hokuriku Electric Power Company filed a lawsuit against the Company. Hokuriku Electric Power Company seeks compensation for consequential losses of ¥33,701 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Shika Nuclear Power Station No.2. The Company is vigorously defending itself in this lawsuit. The Company has not accrued for consequential losses related to this lawsuit. However, there can be no assurance that the Company will not be liable for any amount claimed.

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities (currently the General Court of the European Union) requesting the court to annul the decision of the European Commission. In July 2011, the Court rejected the appeal. The Company and the affiliated company paid that fine in September 2011.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice, all in respect of alleged antitrust violations relating to liquid crystal displays. The Japanese subsidiary paid the fine in relation to the investigation by the Antitrust Division of the U.S. Department of Justice in June 2009.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In May 2010, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company paid that fine in August 2010.

In November 2007, a subsidiary of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

In June 2009, a subsidiary of the Company in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, and a subsidiary of the Company in Korea was investigated in Singapore by the Competition Commission of Singapore, all in respect of alleged antitrust violations relating to optical disk drives. In September 2011, the Korean subsidiary received a notice of discontinuation of the investigation from the Competition Commission of Singapore. In October 2011, the Japanese subsidiary agreed to pay a fine in relation to the investigation from the Antitrust Division of the U.S. Department of Justice and in November 2011, it paid that fine.

In July 2011, a subsidiary and an affiliated company of the Company in Japan received a statement of objections from the European Commission in respect of alleged antitrust violations relating to high-voltage power cables. These companies accrued the reasonably estimated amount for the loss.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

In July 2011, a subsidiary of the Company in Japan was investigated by the Fair Trade Commission of Japan, a subsidiary in the U.S. was investigated by and received a grand jury subpoena from the Antitrust Division of the U.S. Department of Justice, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Canada received requests for information from the Canadian Competition Bureau, all in respect of alleged antitrust violations relating to automotive equipment.

The Company and these companies have cooperated with the competent authorities in connection with the above matters. Depending upon the outcome of these matters, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, civil disputes, including class action lawsuits, involving the Company and some of these companies have arisen in a number of countries, including in the U.S. and Canada. A reasonably estimated amount was accrued for the potential losses in relation to certain of these civil disputes.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any, of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made. The actual amount of fines, surcharge payments or any other payments resulting from these legal proceedings may be different from the accrued amounts.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(14)	Impairment Losses for Long-Lived Assets

For the nine months ended December 31, 2011, the majority of the impairment losses were recorded on property, plant and equipment located in Japan. The High Functional Materials & Components segment recognized a loss of ¥11,945 million, primarily due to restructuring of its semiconductor package material businesses as a result of a recent decrease in demand of the market and integrating manufacturing facilities for electronics and IT devices business. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the nine months ended December 31, 2010, the majority of the impairment losses were recorded on property, plant and equipment located in Japan and China. The Components & Devices segment recognized a loss of ¥4,371 million, primarily due to a specific type of liquid crystal display components that was projected to have lower production as a result of a recent decrease in demand of the market. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the three months ended December 31, 2011, the majority of the impairment losses were recorded on property, plant and equipment located in Japan. The High Functional Materials & Components segment recognized a loss of ¥5,924 million, primarily due to integrating manufacturing facilities for electronics and IT devices business. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(15)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the nine months ended December 31, 2011 and 2010 are as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Special termination benefits	13,668	3,123
Loss on fixed assets	60	83

	13,728	3,206

Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended December 31, 2011 and 2010 are as follows:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Special termination benefits	12,548	1,659
Loss on fixed assets	10	—

	12,558	1,659

Certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits and one-time termination benefits, which certain subsidiaries provided due to the subsidiaries’ liquidations, for the nine months ended December 31, 2011 and 2010 is as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Balance at beginning of the period	3,358	8,170
New charges	13,668	3,123
Cash payments	(5,376)	(8,378)
Foreign currency exchange rate changes	(21)	(97)

Balance at end of the period	11,629	2,818

An analysis of the accrued special termination benefits for the three months ended December 31, 2011 and 2010 is as follows:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Balance at beginning of the period	881	3,018
New charges	12,548	1,659
Cash payments	(1,792)	(1,842)
Foreign currency exchange rate changes	(8)	(17)

Balance at end of the period	11,629	2,818

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following represents the significant restructuring activities for the nine months ended December 31, 2011 by reportable segment:

1.	The Components & Devices segment restructured in order to rationalize the workforce of its liquid crystal display business. The accrued special termination benefits expensed during the nine months ended December 31, 2011 amounted to ¥6,449 million. The liabilities for special termination benefits amounting to ¥6,412 million as of December 31, 2011 will be paid by March 31, 2012. Total restructuring charges during the nine months ended December 31, 2011 amounted to ¥6,449 million.

2.	The High Functional Materials & Components segment restructured in order to reorganize its wires, cables and other relevant products business, which has encountered severe deterioration in the business environment. The accrued special termination benefits expensed during the nine months ended December 31, 2011 amounted to ¥5,915 million. The liabilities for special termination benefits amounting to ¥4,405 million as of December 31, 2011 will be paid by March 31, 2012. Total restructuring charges during the nine months ended December 31, 2011 amounted to ¥5,938 million.

The restructuring charges for the nine months ended December 31, 2010 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Components & Devices segment.

The following represents the significant restructuring activities for the three months ended December 31, 2011 by reportable segment:

1.	The Components & Devices segment restructured in order to rationalize the workforce of its liquid crystal display business. The accrued special termination benefits expensed during the three months ended December 31, 2011 amounted to ¥6,449 million. The liabilities for special termination benefits amounting to ¥6,412 million as of December 31, 2011 will be paid by March 31, 2012. Total restructuring charges during the three months ended December 31, 2011 amounted to ¥6,449 million.

2.	The High Functional Materials & Components segment restructured in order to reorganize its wires, cables and other relevant products business, which has encountered severe deterioration in the business environment. The accrued special termination benefits expensed during the three months ended December 31, 2011 amounted to ¥5,460 million. The liabilities for special termination benefits amounting to ¥4,405 million as of December 31, 2011 will be paid by March 31, 2012. Total restructuring charges during the three months ended December 31, 2011 amounted to ¥5,460 million.

The restructuring charges for the three months ended December 31, 2010 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Components & Devices segment.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(16)	Other Income and Other Deductions

The following items are included in other income or other deductions for the nine months ended December 31, 2011 and 2010.

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Net gain (loss) on securities	(13,032)	69,126
Net gain on sale and disposal of rental assets and other property	23,372	2,151
Exchange loss	(11,740)	(18,908)

The following items are included in other income or other deductions for the three months ended December 31, 2011 and 2010.

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Net loss on securities	(8,920)	(3,174)
Net gain (loss) on sale and disposal of rental assets and other property	16,876	(1,467)
Exchange gain (loss)	3,200	(5,361)

The net gain on sale and disposal of rental assets and other property for the nine months and three months ended December 31, 2011 includes the impact of gains on insurance claims related to property, plant and equipment damaged due to the Great East Japan Earthquake.

The major component of net gain on securities for the nine months ended December 31, 2010 was related to a sale of shares of IPS Alpha Technology, Ltd., a former affiliated company accounted for by the equity method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(17)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income attributable to Hitachi, Ltd. stockholders per share computations for the nine months ended December 31, 2011 and 2010 are as follows:

	Number of shares
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Weighted average number of shares on which basic net income per share is calculated	4,517,480,869	4,515,808,586
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	313,430,938	315,430,146

Number of shares on which diluted net income per share is calculated	4,830,911,807	4,831,238,732

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Net income attributable to Hitachi, Ltd. stockholders	85,229	220,140
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	54	54
Other	(47)	(287)

Net income attributable to Hitachi, Ltd. stockholders on which diluted net income per share is calculated	85,236	219,907

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share:
Basic	18.87	48.75
Diluted	17.64	45.52

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The reconciliations of the numbers and the amounts used in the basic and diluted net income attributable to Hitachi, Ltd. stockholders per share computations for the three months ended December 31, 2011 and 2010 are as follows:

	Number of shares
	Three months ended December 31, 2011	Three months ended December 31, 2010
Weighted average number of shares on which basic net income per share is calculated	4,517,446,536	4,515,748,906
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	313,425,867	315,423,261

Number of shares on which diluted net income per share is calculated	4,830,872,403	4,831,172,167

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Net income attributable to Hitachi, Ltd. stockholders	34,280	62,091
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	18	18
Other	(18)	(69)

Net income attributable to Hitachi, Ltd. stockholders on which diluted net income per share is calculated	34,280	62,040

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share:
Basic	7.59	13.75
Diluted	7.10	12.84

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(18)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

(19)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generated approximately 45% of their sales from overseas for the nine months ended December 31, 2011. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance their overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions that are rated A or higher and contracts are diversified into a number of major financial institutions.

The Company and its subsidiaries have an insignificant amount of derivative instruments containing credit-risk-related contingent features, such as provisions that require the Company’s debt to maintain an investment grade credit rating from each of the major credit rating agencies.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currency. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

Certain financing subsidiaries mainly finance a portion of their operations using long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to a variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with long-term debt, including medium-term notes, and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in the fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Cash flow hedge

Foreign currency exposure:

Changes in the fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(20)	Fair Value

ASC 820 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets or liabilities in markets that are not active; or valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

Investments in debt and equity securities

Investment securities of which quoted market prices are available to determine their fair value are included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets, debt securities such as Japan treasury bonds and U.S. treasury bonds and exchange traded funds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds and debt securities traded over-the-counter.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as subordinated debentures and structured bonds with little market activity.

Derivatives

Closing prices are used for derivatives included in Level 1, which are traded on active markets. The majority of derivatives are traded on over-the-counter markets, which the Company does not deem to represent active markets. Derivative assets and liabilities for which fair value is based on quoted prices associated with transactions that are not distressed, in markets that are not active, or based on models using interest rate curves and forward and spot prices for currencies and commodities are included in Level 2. Derivatives included in Level 2 primarily consist of interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. In infrequent circumstances, the significant inputs of fair value are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These derivatives are included in Level 3.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Subordinated interests resulting from securitization

When fair value is determined using observable inputs, including prices of recent transactions in markets that are not distressed, subordinated interests are included in Level 2. When significant inputs are not observable, fair value is determined based on economic assumptions used in measuring the fair value of the subordinated interests, including weighted-average life, expected credit risks, and discount rates, and the subordinated interests are included in Level 3.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of December 31, 2011 and March 31, 2011. The carrying values on the consolidated balance sheets are recorded by the fair value of these assets and liabilities.

	Millions of yen
	December 31, 2011
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	119,837	119,030	807	—
Government debt securities	4,688	4,676	12	—
Corporate debt securities	26,855	—	4,599	22,256
Other	6,736	6,322	414	—
Derivatives	23,744	—	23,744	—
Subordinated interests resulting from securitization	50,287	—	—	50,287

	232,147	130,028	29,576	72,543

Liabilities:
Derivatives	(7,145)	—	(7,145)	—

	Millions of yen
	March 31, 2011
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	145,816	145,069	747	—
Government debt securities	3,232	3,219	13	—
Corporate debt securities	38,080	—	5,154	32,926
Other	9,307	6,434	2,873	—
Derivatives	22,057	—	22,057	—
Subordinated interests resulting from securitization	34,066	—	—	34,066

	252,558	154,722	30,844	66,992

Liabilities:
Derivatives	(10,988)	—	(10,988)	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following tables present the changes in Level 3 instruments measured on a recurring basis for the nine months ended December 31, 2011 and 2010.

	Millions of yen
	Nine months ended December 31, 2011
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	32,926	34,066	66,992
Purchases	4,418	27,094	31,512
Sales	(1,492)	—	(1,492)
Settlements	(12,559)	(9,287)	(21,846)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(1,122)	155	(967)
Included in other comprehensive income	85	(1,741)	(1,656)

Balance at end of period	22,256	50,287	72,543

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2011	(1,085)	—	(1,085)

(a)    Level 3 gains and losses (realized and unrealized) included in earnings for the nine months ended December 31, 2011 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

	Millions of yen
	Nine months ended December 31, 2010
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	28,933	115,417	144,350
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 (a)	—	(113,651)	(113,651)
Purchases, sales, issuances and settlements	2,928	13,315	16,243
Total gains or losses (realized/unrealized)
Included in earnings (b)	327	—	327
Included in other comprehensive income	1,810	—	1,810

Balance at end of period	33,998	15,081	49,079

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2010	—	—	—

(a)    A portion of subordinated interests resulting from securitization was eliminated because of the consolidation of securitization entities.

(b)    Level 3 gains and losses (realized and unrealized) included in earnings for the nine months ended December 31, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following tables present the changes in Level 3 instruments measured on a recurring basis for the three months ended December 31, 2011 and 2010.

	Millions of yen
	Three months ended December 31, 2011
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	25,017	45,357	70,374
Purchases	1,000	8,772	9,772
Settlements	(3,659)	(3,687)	(7,346)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(29)	58	29
Included in other comprehensive income	(73)	(213)	(286)

Balance at end of period	22,256	50,287	72,543

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2011	—	—	—

(a)    Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended December 31, 2011 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

	Millions of yen
	Three months ended December 31, 2010
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	34,391	9,941	44,332
Purchases, sales, issuances and settlements	(573)	5,140	4,567
Total gains or losses (realized/unrealized)
Included in earnings (a)	—	—	—
Included in other comprehensive income	180	—	180

Balance at end of period	33,998	15,081	49,079

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2010	—	—	—

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended December 31, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables.

The Company writes down the carrying amount of equity-method and cost-method investments on the consolidated balance sheets when the Company deems the decline of fair value to be other-than-temporary. The fair value of the equity-method investments which are listed on an active market is included in Level 1. The fair value of equity-method investments determined using an income approach, based on discounted cash flows using unobservable inputs is included in Level 3. Also, a weighted-average fair value determined using both a market approach and an income approach, which incorporate both observable inputs, such as quoted market prices of comparable companies, and discounted cash flow using unobservable inputs, is included in Level 3. The Company calculates discounted cash flows of these equity-method investments based on business forecasts, market trends, and assumptions of projected business plans. The Company uses both a market approach and an income approach to determine the fair value of the cost-method investments. The fair value based on observable inputs such as quoted market prices of similar investments is included in Level 2. The fair value primarily based on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans is included in Level 3.

The Company also writes down the carrying amount of long-lived assets on the consolidated balance sheets mainly when the Company deems the carrying amount of certain long-lived assets is not recoverable and exceeds its fair value. The Company mainly uses an income approach or a market approach to calculate the fair value of long-lived assets. These measurements are included in Level 3 since they are based primarily on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following tables present the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the nine months ended December 31, 2011 and 2010.

	Millions of yen
	Nine months ended December 31, 2011
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments (a)	5,752	—	19,560	(7,324)
Cost-method investments	—	—	2,466	(892)
Long-lived assets (b)
High Functional Materials & Components segment	—	—	791	(11,945)
Other	—	—	0	(277)

Total	5,752	—	22,817	(20,438)

(a)	The carrying value as of December 31, 2011 is not equal to the fair value at the time of impairment because of equity method adjustments subsequent to impairment.
(b)	The carrying value as of December 31, 2011 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

	Millions of yen
	Nine months ended December 31, 2010
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Long-lived assets (a)
Components & Devices segment	—	—	911	(4,371)
Other	—	—	2,546	(1,569)

Total	—	—	3,457	(5,940)

(a)	The carrying value as of December 31, 2010 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

The following tables present the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the three months ended December 31, 2011.

	Millions of yen
	Three months ended December 31, 2011
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments (a)	5,752	—	19,560	(7,324)
Cost-method investments	—	—	114	(331)
Long-lived assets (b)
High Functional Materials & Components segment	—	—	434	(5,924)
Other	—	—	0	(123)

Total	5,752	—	20,108	(13,702)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(a)	The carrying value as of December 31, 2011 is not equal to the fair value at the time of impairment because of equity method adjustments subsequent to impairment.
(b)	The carrying value as of December 31, 2011 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(21)	Financing Receivables and Allowance for Doubtful Receivables

Financing receivables from equipment leases, installment arrangements, mortgage loans, and other receivables with a contractual maturity of one year or more are subject to disclosure as reported in this note. Trade receivables from sales of products or services that have contractual maturities of one year or less are excluded from financing receivables. Finance lease receivables are recorded based on the total minimum payments to be received and unguaranteed residual values less executory costs and unearned income. Installment loans, mortgage loans and other long-term receivables are reported on the amortized cost basis.

The Company classifies financing receivables aggregated and categorized as finance leases, installment loans, mortgage loans, and other, based on the nature of risks and characteristics as described below.

Finance leases are receivables from lease arrangements, including products manufactured by the Company and certain of its subsidiaries, such as information technology equipment, manufacturing machinery and equipment and construction machinery, typically secured by underlying assets. The primary locations of finance leases are Japan, United States, United Kingdom and China mainland. The lease terms range from mainly three to six years. The non-specific allowance for doubtful receivables is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

Installment loans represent receivables from arrangements with customers and dealers to provide financing primarily for products manufactured by the Company and certain of its subsidiaries, such as manufacturing machinery. Installment loans are typically secured by underlying assets. The primary locations of installment loans are Japan, United States and United Kingdom. The loan term is generally less than three years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

Mortgage loans are financing receivables from residential loan arrangements for individuals. Mortgage loans are usually arranged with collateral. The primary location of mortgage loans is Japan; more than fifty percent of mortgage loans are arranged for employees of the Company and its domestic subsidiaries. The term of mortgage loans is usually less than 30 years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

The subsidiaries in the financial services segment also provide services such as factoring, loan servicing, and other forms of commercial financing. Financing receivables resulting from those services are classified into “other” category. The contractual maturities associated with those services generally range over one to three years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

Also, common to all financing receivables, the Company and its subsidiaries individually evaluate collectability of financing receivables either by discounted cash flow analyses when they determine principal and interest of a financing receivable cannot be collected or by estimating the fair value of related collateral when applicable and further estimating the allowance for doubtful receivables. The Company and its subsidiaries have proprietary credit quality indicators appropriate to the unique characteristics of their operations and the nature of their financing receivable portfolios. Based on such indicators as the duration of overdue payments, the unpaid amounts, the existence of extended payment terms, evaluation by third-party credit agencies, and the degree of debtors’ excessive debt, the Company and its subsidiaries classify and monitor their financial receivables into two categories: the individually evaluated receivables, and the collectively evaluated receivables.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Interest income for long-term financing receivables is recognized on the accrual basis.

As of December 31, 2011 and March 31, 2011, financing receivables include past due receivables in the amount of ¥11,233 million and ¥9,714 million, respectively. Of these amounts, financing receivables past due 90 days or more and still accruing interest amounted to ¥2,686 million and ¥2,846 million, respectively.

The following table presents the allowance for doubtful receivables and recorded investment in financing receivables as of December 31, 2011, and changes in the allowance for the nine months ended December 31, 2011.

	Millions of yen
	December 31, 2011
	Finance leases	Installment loans	Mortgage loans	Other	Total
Allowance for doubtful receivables
Balance, March 31, 2011	6,136	2,420	231	7,842	16,629
Provision	3,198	1,065	153	2,206	6,622
Recovery and other	(2,726)	(728)	(142)	(1,580)	(5,176)
Write off	(451)	(469)	—	(1,618)	(2,538)

Balance, December 31, 2011	6,157	2,288	242	6,850	15,537

Applicable to amounts; Individually evaluated for impairment	2,531	1,026	103	4,217	7,877

Applicable to amounts; Collectively evaluated for impairment	3,626	1,262	139	2,633	7,660

Financing receivables
Balance, December 31, 2011	735,838	131,750	200,722	211,041	1,279,351

Applicable to amounts; Individually evaluated for impairment	8,397	2,262	1,156	8,761	20,576

Applicable to amounts; Collectively evaluated for impairment	727,441	129,488	199,566	202,280	1,258,775

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following table presents the changes in the allowance for the three months ended December 31, 2011.

	Millions of yen
	December 31, 2011
	Finance leases	Installment loans	Mortgage loans	Other	Total
Allowance for doubtful receivables
Balance, September 30, 2011	6,085	2,209	214	7,242	15,750
Provision	857	305	36	550	1,748
Recovery and other	(679)	(112)	(8)	(517)	(1,316)
Write off	(106)	(114)	—	(425)	(645)

Balance, December 31, 2011	6,157	2,288	242	6,850	15,537

The following table presents the allowance for doubtful receivables and recorded investment in financing receivables as of March 31, 2011

	Millions of yen
	March 31, 2011
	Finance leases	Installment loans	Mortgage loans	Other	Total
Allowance for doubtful receivables
Balance, March 31, 2011	6,136	2,420	231	7,842	16,629

Applicable to amounts; Individually evaluated for impairment	1,620	906	88	5,082	7,696

Applicable to amounts; Collectively evaluated for impairment	4,516	1,514	143	2,760	8,933

Financing receivables
Balance, March 31, 2011	873,137	126,957	218,222	217,515	1,435,831

Applicable to amounts; Individually evaluated for impairment	4,515	1,252	1,113	9,718	16,598

Applicable to amounts; Collectively evaluated for impairment	868,622	125,705	217,109	207,797	1,419,233

In addition, as of December 31, 2011 and March 31, 2011, the amounts of impaired loans relating to receivables which arose from sales of products or services are ¥41,475 million and ¥43,628 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

(22)	Acquisitions and Divestitures

On September 2, 2011 Hitachi Data Systems Corporation (HDS), a subsidiary of the Company in the Information & Telecommunication Systems segment, purchased additional shares of BlueArc Corporation (BlueArc) for ¥43,153 million, resulting in a 97.8% increase of HDS ownership from 2.2% to 100%. Accordingly, HDS obtained control of BlueArc and it became a wholly owned subsidiary effective September 2, 2011 (the acquisition date).

BlueArc operates a network storage business. HDS made the acquisition to increase its competitiveness in the storage solution business through creating synergy in a field of file storage.

The following table summarizes the consideration paid for BlueArc, the provisional amounts of the assets acquired and liabilities assumed and recognized as of the acquisition date.

Millions of yen
Current assets	1,499
Non-current assets (excluding intangible assets)	4,749
Intangible assets
Goodwill (not deductible for tax purposes)	33,232
Other intangible assets	11,014

50,494

Current liabilities	(1,400)
Non-current liabilities	(5,059)

(6,459)

Previously acquired equity interest measured at fair value	(882)
Cash paid for acquisition	(43,153)

(44,035)

The acquired intangible assets include technical know-how and customer relationships.

The Company is currently evaluating the fair values to be assigned to assets and liabilities of BlueArc at the acquisition date, and therefore the above amounts are subject to change.

The Company recognized a gain of ¥747 million as a result of remeasuring its equity interest in BlueArc held before the business combination at the acquisition date fair value. The gain is included in other deductions in the Company’s consolidated statements of operations for the nine months ended December 31, 2011.

The fair value of the equity interest held before the business combination in BlueArc, a private entity, was estimated by applying the income approach. This fair value measurement is based on significant inputs that are not observable in the market and thus this fair value is included in Level 3. Key inputs include business forecasts, market trends, assumptions of projected business plans and adjustments because of the lack of control that market participants would consider when estimating the fair value of BlueArc.

The results of operations of BlueArc for the period from the acquisition date to December 31, 2011 were not material.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

On a pro forma basis, the effect on revenue, net income and the per share information of the Company for the nine months and three months ended December 31, 2010 with assumed acquisition date for BlueArc of April 1, 2010 would not be material.

On March 9, 2011, Hitachi Transport System, Ltd. (Hitachi Transport System), a subsidiary of the Company included in the Others category of segment information, announced its decision to purchase shares of Vantec Corporation (Vantec), through a tender offer to make Vantec its subsidiary. The tender offer price was ¥233,500 per share, which was determined by taking into consideration the market price of Vantec’s common stock, Vantec’s financial condition, future earnings prospects and a valuation of Vantec stock conducted by a third party appraiser. The price included a premium of approximately 93% over the average share price of Vantec’s common stock traded on the First Section of the Tokyo Stock Exchange for the three month period ended March 8, 2011. As a result, Hitachi Transport System purchased 209,550 shares in the tender offer, for ¥48,930 million in the period from March 10, 2011 through April 19, 2011, resulting in an acquisition of 90.12% of the voting rights. Accordingly, Hitachi Transport System obtained control of Vantec and it became a consolidated subsidiary effective April 26, 2011, the settlement date of the tender offer (the acquisition date).

Vantec operates warehousing and transportation related business. Hitachi Transport System made the acquisition to realize synergy in the system logistics and global business and improve the enterprise value of Hitachi Transport System and Vantec.

The following table summarizes the consideration paid for Vantec, the provisional amounts of the assets acquired and liabilities assumed and recognized as of the acquisition date, as well as the fair value as of the acquisition date of the noncontrolling interest in Vantec.

Millions of yen
Current assets	35,551
Non-current assets	28,090
Goodwill (not deductible for tax purposes)	32,180

95,821

Current liabilities	(31,493)
Non-current liabilities	(11,776)

(43,269)

Cash paid for acquisition	(48,930)
Fair value of noncontrolling interests	(3,622)

(52,552)

The Company is currently evaluating the fair values to be assigned to assets and liabilities of Vantec at the acquisition date, and therefore the above amounts are subject to change.

The fair value of the noncontrolling interest in Vantec, a listed entity, is determined by quoted market price and included in Level 1.

The results of operations of Vantec for the period from the acquisition date to December 31, 2011 were not material.

On a pro forma basis, the effect on revenue, net income and the per share information of the Company for the nine months and three months ended December 31, 2010 with assumed acquisition date for Vantec of April 1, 2010 would not be material.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

On March 7, 2011, the Company announced that it had entered into a definitive agreement to transfer its Hard Disc Drive business, in the Components & Devices segment, to Western Digital Corporation (WD). The Company will sell all shares of Hitachi Global Storage Technologies’ holding company, Viviti Technologies Ltd. to WD in a cash and stock transaction valued at approximately US$4.3 billion. Under the terms, the Company will own approximately 10 percent of WD shares and hold two seats on WD’s board of directors. The transaction is expected to close during the year ending March 31, 2012. The closing of the transaction is dependent upon progress of various multi jurisdictional regulatory reviews over this business combination.

(23)	Segment Information

The operating segments of the Company are the components for which separate financial information is available and for which segment profit or loss amounts are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has aggregated certain operating segments into reportable segments for reporting purpose, since such aggregation helps financial statement users better understand the Company’s performance.

The reportable segments correspond to categories of activities classified primarily by markets, products and services.

The Company discloses its business in eleven reportable segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, and Others.

The primary products and services included in each segment are as follows:

Information & Telecommunication Systems:

Systems integration, Outsourcing services, Software, Disk array subsystems, Servers, Mainframes, Telecommunication equipment and ATMs

Power Systems:

Thermal power generation systems, Nuclear power generation systems, Hydroelectric power generation systems and Wind power generation systems

Social Infrastructure & Industrial Systems:

Industrial machinery and plants, Elevators, Escalators and Railway vehicles and systems

Electronic Systems & Equipment:

Semiconductor and LCDs manufacturing equipment, Test and measurement equipment, Medical electronics equipment, Power tools and Electronic parts manufacturing system

Construction Machinery:

Hydraulic excavators, Wheel loaders and Mining dump trucks

High Functional Materials & Components:

Wires and cables, Copper products, Semiconductor and display related materials, Circuit boards and materials, Specialty steels, Magnetic materials and components and High grade casting components and materials

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Automotive Systems:

Engine management systems, Electric powertrain systems, Drive control systems, Car information systems and Batteries

Components & Devices:

Hard disk drives, LCDs and Information storage media

Digital Media & Consumer Products:

Optical disk drives, Flat-panel TVs, LCD projectors, Room air conditioners, Refrigerators, Washing machines and Air-conditioning equipment

Financial Services:

Leasing and Loan guarantees

Others:

Logistics, Property management and others

Effective April 1, 2011, due to a change in management reporting, the Battery business, which was previously included in the Components & Devices segment, has been included in the Automotive Systems segment. The corresponding data for the nine months and three months ended December 31, 2010 have been restated to conform with the change.

The following tables show segment information for the nine months ended December 31, 2011 and 2010.

Revenues from Outside Customers

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Information & Telecommunication Systems	1,077,343	1,036,411
Power Systems	487,882	517,524
Social Infrastructure & Industrial Systems	630,866	624,014
Electronic Systems & Equipment	688,232	674,060
Construction Machinery	540,427	511,752
High Functional Materials & Components	999,098	1,004,372
Automotive Systems	573,427	566,442
Components & Devices	522,723	541,896
Digital Media & Consumer Products	611,288	704,380
Financial Services	232,793	242,482
Others	472,672	341,994

Subtotal	6,836,751	6,765,327
Corporate items	925	569

Total	6,837,676	6,765,896

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Revenues from Intersegment Transactions

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Information & Telecommunication Systems	127,303	127,014
Power Systems	50,949	51,028
Social Infrastructure & Industrial Systems	142,189	160,534
Electronic Systems & Equipment	93,885	100,580
Construction Machinery	3,115	4,508
High Functional Materials & Components	62,745	59,208
Automotive Systems	31,612	6,634
Components & Devices	41,943	46,589
Digital Media & Consumer Products	54,675	51,383
Financial Services	33,319	35,556
Others	225,863	222,971

Subtotal	867,598	866,005
Eliminations and Corporate items	(867,598)	(866,005)

Total	—	—

Total Revenues

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Information & Telecommunication Systems	1,204,646	1,163,425
Power Systems	538,831	568,552
Social Infrastructure & Industrial Systems	773,055	784,548
Electronic Systems & Equipment	782,117	774,640
Construction Machinery	543,542	516,260
High Functional Materials & Components	1,061,843	1,063,580
Automotive Systems	605,039	573,076
Components & Devices	564,666	588,485
Digital Media & Consumer Products	665,963	755,763
Financial Services	266,112	278,038
Others	698,535	564,965

Subtotal	7,704,349	7,631,332
Eliminations and Corporate items	(866,673)	(865,436)

Total	6,837,676	6,765,896

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Segment Profit (Loss)

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010

Information & Telecommunication Systems	49,973	53,071
Power Systems	(11,269)	18,655
Social Infrastructure & Industrial Systems	14,153	22,712
Electronic Systems & Equipment	29,898	23,675
Construction Machinery	39,115	31,100
High Functional Materials & Components	56,774	73,960
Automotive Systems	26,405	11,923
Components & Devices	28,231	48,847
Digital Media & Consumer Products	493	20,876
Financial Services	20,413	17,919
Others	27,712	21,765

Subtotal	281,898	344,503
Eliminations and Corporate items	(16,169)	(6,615)

Total Segment profit	265,729	337,888

Impairment losses for long-lived assets	(12,222)	(5,940)
Restructuring charges	(13,728)	(3,206)
Interest income	9,657	9,404
Dividends income	4,614	3,796
Other income	23,372	71,277
Interest charges	(20,793)	(18,875)
Other deductions	(25,254)	(19,613)
Equity in net loss of affiliated companies	(14,385)	(3,882)

Income before income taxes	216,990	370,849

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

The following tables show segment information for the three months ended December 31, 2011 and 2010.

Revenues from Outside Customers

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010

Information & Telecommunication Systems	363,386	347,101
Power Systems	148,418	168,539
Social Infrastructure & Industrial Systems	208,830	221,006
Electronic Systems & Equipment	218,533	213,303
Construction Machinery	186,967	179,948
High Functional Materials & Components	338,683	341,854
Automotive Systems	206,668	188,207
Components & Devices	185,209	177,530
Digital Media & Consumer Products	178,303	232,081
Financial Services	73,942	79,022
Others	155,891	114,631

Subtotal	2,264,830	2,263,222
Corporate items	117	223

Total	2,264,947	2,263,445

Revenues from Intersegment Transactions

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010

Information & Telecommunication Systems	44,214	41,508
Power Systems	17,959	15,200
Social Infrastructure & Industrial Systems	50,694	54,632
Electronic Systems & Equipment	29,994	32,296
Construction Machinery	685	1,911
High Functional Materials & Components	22,516	21,243
Automotive Systems	10,262	2,532
Components & Devices	12,034	14,979
Digital Media & Consumer Products	16,317	16,768
Financial Services	10,759	12,364
Others	74,811	75,061

Subtotal	290,245	288,494
Eliminations and Corporate items	(290,245)	(288,494)

Total	—	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Total Revenues

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010

Information & Telecommunication Systems	407,600	388,609
Power Systems	166,377	183,739
Social Infrastructure & Industrial Systems	259,524	275,638
Electronic Systems & Equipment	248,527	245,599
Construction Machinery	187,652	181,859
High Functional Materials & Components	361,199	363,097
Automotive Systems	216,930	190,739
Components & Devices	197,243	192,509
Digital Media & Consumer Products	194,620	248,849
Financial Services	84,701	91,386
Others	230,702	189,692

Subtotal	2,555,075	2,551,716
Eliminations and Corporate items	(290,128)	(288,271)

Total	2,264,947	2,263,445

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011

Segment Profit (Loss)

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Information & Telecommunication Systems	18,926	18,515
Power Systems	(11,874)	4,343
Social Infrastructure & Industrial Systems	7,831	11,958
Electronic Systems & Equipment	8,556	7,394
Construction Machinery	13,274	12,869
High Functional Materials & Components	22,960	23,706
Automotive Systems	11,700	6,298
Components & Devices	15,615	13,262
Digital Media & Consumer Products	(4,708)	9,902
Financial Services	6,241	6,650
Others	11,359	8,927

Subtotal	99,880	123,824
Eliminations and Corporate items	(4,765)	(3,984)

Total Segment profit	95,115	119,840

Impairment losses for long-lived assets	(6,047)	(71)
Restructuring charges	(12,558)	(1,659)
Interest income	2,375	3,068
Dividends income	622	1,039
Other income	20,076	—
Interest charges	(6,785)	(6,448)
Other deductions	(9,086)	(10,228)
Equity in net earnings of affiliated companies	268	1,500

Income before income taxes	83,980	107,041

Intersegment transactions are recorded at the same prices used in transactions with third parties. Corporate items include unallocated corporate expenses, such as leading edge R&D expenditures, and others.